(h)(1)(iii)

May 1, 2014

Voya Variable Portfolios, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2014, we have agreed to waive the administrative services fee payable to us under the Administration Agreement dated April 1, 2002, as amended and restated on December 31, 2008, and as further amended and restated on March 14, 2013, between ING Variable Portfolios, Inc. (now known as Voya Variable Portfolios, Inc.) and ING Funds Services, LLC (now known as Voya Funds Services, LLC) (the “Agreement”) with respect to ING Emerging Markets Index Portfolio (now known as Voya Emerging Markets Index Portfolio, the “Portfolio”), a series of Voya Variable Portfolios, Inc., in the amount of 0.10% per annum. By this letter, we agree to waive that fee for the period from May 1, 2014 through May 1, 2015.

Voya Funds Services, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President Voya Funds Services, LLC

Agreed and Accepted: Voya Variable Portfolios, Inc. (on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President